UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBNA Corporation 401(k) Plus Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Exhibit A

MBNA CORPORATION 401(k) PLUS SAVINGS PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE WITH

REPORTS OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRMS

DECEMBER 31, 2005 AND 2004

MBNA Corporation 401(k) Plus Savings Plan

Index to Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

Page
Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 -13

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Corporate Benefits Committee of

MBNA Corporation 401(k) Plus Savings Plan:

We have audited the accompanying statement of net assets available for benefits of MBNA Corporation 401(k) Plus Savings Plan (the Plan), as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan LLP

May 17, 2006

Charlotte, North Carolina

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and 401(k) Plan Committee of MBNA Corporation

We have audited the accompanying statement of net assets available for benefits of MBNA Corporation 401(k) Plus Savings Plan as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 24, 2005

MBNA Corporation 401(k) Plus Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets

Investments, at fair value:
Interest in registered investment companies	$368,262,155	$361,135,577
Common Stock of MBNA Corporation	195,902,318	241,613,304
Collective investment funds	161,185,575	160,954,825
Participant loans	33,578,917	39,268,827

	758,928,965	802,972,533
Investments, at contract value:
Guaranteed investment contracts	118,475,124	116,401,438

Total investments	877,404,089	919,373,971

Contributions receivable	2,962,365	3,585,072
Income receivable	250,001	1,184,006
Receivable for securities sold	—	1,259,555

Total assets	880,616,455	925,402,604

Liabilities
Accrued expenses and other liabilities	86,941	87,170
Payable for securities purchased	1,060,258	—

Total liabilities	1,147,199	87,170

Net assets available for benefits	$879,469,256	$925,315,434

The accompanying notes are an integral part of these financial statements.

MBNA Corporation 401(k) Plus Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Investment income:
Net realized and unrealized appreciation in fair value of investments	$18,008,556
Income from interest in registered investment companies	4,292,805
Dividends on Common Stock of MBNA Corporation	4,436,190
Income from collective investment funds (includes guaranteed investment contracts)	7,263,908
Interest income from participant loans	2,193,250

Total investment income	36,194,709

Contributions:
Participants	60,674,684
Employer	28,271,979

Total contributions	88,946,663

Total additions	125,141,372

Benefits paid to participants or beneficiaries	170,451,140
Administrative expenses	536,410

Total deductions	170,987,550

Net decrease	(45,846,178)

Net assets available for benefits
Beginning of year	925,315,434

End of year	$879,469,256

The accompanying notes are an integral part of these financial statements.

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan

The following description of the MBNA Corporation 401(k) Plus Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that is intended to qualify under section 401(a) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all employees of the Corporation located in the United States who have been employed by the Corporation for one or more years and have completed at least one thousand hours of service in any one year (“Participant”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Corporation’s Pension and 401(k) Committee.

The designated trustee of the Plan and custodian of the Plan’s investments is The Northern Trust Company (“Northern Trust”).

Contributions

For eligible Participants, the Corporation automatically contributes 1% of an eligible Participant’s base salary in cash. Eligible Participants may contribute up to a maximum of 25% of their base salary on a pre-tax basis and 15% on an after-tax basis, with the first 6% matched at a rate of 50% by the Corporation in cash. Contributions are subject to certain additional limitations.

Participants that have attained the age of 50 or older by the end of the plan year are allowed additional contributions subject to certain limitations. Such contributions are not matched.

Vesting

All contributions to the Plan, including amounts contributed by the Corporation, are immediately 100% vested.

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan (Continued)

Participant’s Accounts

Five or more separate accounts may be created for each Participant under the Plan, as the Pension and 401(k) Plan Committee of MBNA Corporation (the “Committee”) deems appropriate. Such accounts will include the Qualified Nonelective Contribution Account, Before-Tax Contribution Account, Employer Matching Contribution Account, After-Tax Contribution Account and Rollover Account. Each account shall be credited or debited as of each business day or any other date specified by the Committee (referred to as the valuation date) with an allocable portion of the earnings (or losses) of the investment funds in which the accounts are invested, based on the account balances as of the day following the last valuation date, adjusted for contributions, loan repayments, and administrative expenses since the preceding valuation date.

Withdrawals

Under certain circumstances, the Plan permits Participants to make withdrawals from their accounts during employment. The amount which a Participant may withdraw is determined based on the value of the Participant’s account as of the most recent valuation date following their request. Only two such withdrawals will be permitted in any calendar year, except for “hardship withdrawals” as defined in the Summary Plan Description. The minimum amount of any withdrawal is $200. All withdrawals are subject to certain limitations and/or penalties, the extent of which is based upon the type of withdrawal, reason for withdrawal, age of participant and type of account from which money is being withdrawn.

Investment Options

The Plan offers eight investment options. A Participant’s contribution may be invested in 5% increments in any of the available funds. However, Participants may not direct more than 25% of the current contributions being credited to their accounts to be invested in the MBNA Stock Fund. Participants have the option to change the contributions and investments once a month or as determined by the Committee. The Plan’s investment options are:

Asset Class	Fund	Fund Name/Description
Stable	Fixed Income Fund (a)	Dwight Asset Management Fixed Income Fund
Bond	Bond Fund	Bond Fund of America
Balanced	Diversified Fund	American Balanced Fund
Large Company Stock	Index Fund	Barclays Global Investors Equity Index Fund

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan (Continued)

Investment Options (Continued)

Asset Class	Fund	Fund Name/Description
Large Company Stock	Growth Fund	MFS Research Fund
Mid Company Stock	Moderate Aggressive Fund	Baron Asset Fund
Small to Mid Company Stock	Aggressive Growth Fund (b)	PBHG Growth Fund
Company Stock	MBNA Stock Fund	Common Stock of MBNA Corporation

(a)	Comprised of the SEI Stable Asset Fund, the Short-Term Investment Fund, Guaranteed Investment Contracts, and Synthetic Guaranteed Investment Contracts.
(b)	Fund was closed to new investments as of February 27, 2004. In addition, the fund was eliminated as an investment option after December 31, 2004. If Participants did not redirect their contributions prior to February 27, 2004, their contributions were automatically redirected into the Moderate Aggressive Fund.

Participant Loans

A Participant may not have more than two loans outstanding at any time; only one loan may be made to a Participant during any Plan year; and only one loan may be made during any six-month period.

The maximum amount of any loan to a Participant may not exceed the lesser of $50,000 or 50% of their account balance. Each Participant loan bears a rate of interest as determined by the Committee on a quarterly basis. The interest rate is fixed for the duration of the loan. At December 31, 2005 and 2004, interest rates on Participant loans ranged from 5.00% to 10.50%. Loans are repaid through payroll deductions in equal installments within five years, unless the proceeds of the loan are used to purchase the Participant’s primary residence, in which event the term may be up to thirty years.

Payment of Benefits

Upon termination of a Participant’s employment for any reason, whether by retirement, resignation, discharge, death or disability, the Participant, or the Participant’s designated beneficiaries upon death, is entitled to receive the balance credited to his or her account. A Participant may elect to receive an immediate distribution or, if the balance credited to their account exceeds $1,000 effective March 28, 2005 ($5,000 prior to March 28, 2005), elect to defer receipt until attaining age 65 if they separate from service before age 65. Distributions will be based upon the value of the Participant’s account as of the valuation date preceding the distribution.

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan (Continued)

Payment of Benefits (Continued)

If Participant’s account is valued at $1,000 effective March 28, 2005 ($5,000 prior to March 28, 2005) or less, in the absence of an election from the Participant, the account balance is automatically paid in a lump sum. If a Participant’s account is valued at more than $1,000 effective March 28, 2005 ($5,000 prior to March 28, 2005), the account may be distributed in a lump sum payment or in monthly, quarterly, semiannual, or annual installments of approximately equal amounts over a period not to exceed the lesser of 10 years or the life expectancy of the Participant or beneficiary. Alternatively, a Participant may rollover the account to another qualified plan or to an individual retirement account.

Administrative Expenses

Administrative expenses, including amounts paid to Northern Trust for acting as trustee and custodian of the Plan’s investments, are paid by the Plan.

Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right to terminate the Plan in whole or in part at any time; however, in such circumstances, the Participants would receive the full value of their accounts.

2.	Significant Accounting Policies

Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at aggregate fair market value, except for guaranteed investment contracts (see Note 4: Guaranteed Investment Contracts). Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price. Interest in registered investment companies (mutual funds) and investments in collective investment funds are stated at the Plan’s interest in the fair value of the underlying assets in the registered investment companies and collective investment funds. Participant loans are carried at the amount borrowed by the Participant less principal repayments, which approximates fair value.

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

2.	Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition (Continued)

The difference between fair value and cost of investments held, and net realized gain or loss on sale of investments (difference between the proceeds received and the average cost of investments sold), is reflected in the Statement of Changes in Net Assets Available for Benefits as net realized and unrealized appreciation in fair value of investments.

Payment of Benefits

Benefits are recognized when paid.

3.	Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2005 and 2004 are as follows:

	2005	2004
Interest in registered investment companies:
Baron Asset Fund	$124,613,759	$95,974,430
MFS Research Fund	107,295,871	103,779,586
American Balanced Fund	102,742,534	111,860,416

Common Stock of MBNA Corporation	195,902,318	241,613,304

Collective investment funds:
Barclays Global Investors Equity Index Fund	121,941,556	128,871,065

Guaranteed investment contracts (“GIC”):
State Street Bank & Trust synthetic GIC (#97056)	52,822,595	48,314,646
IXIS Financial synthetic GIC (#1081)	48,522,281	46,533,298

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

3.	Investments (Continued)

The net realized and unrealized appreciation in fair value of the Plan’s investments for the year ended December 31, 2005 was as follows:

Interest in registered investment companies	$18,643,812
Common Stock of MBNA Corporation	(5,881,011)
Collective investment funds	5,245,755

Total net realized and unrealized appreciation in fair value of investments	$18,008,556

4.	Guaranteed Investment Contracts

Guaranteed investment contracts, both traditional and synthetic, owned by the Plan are fully benefit responsive and are stated at contract value (which represents contributions made under the contract, plus interest earned, less withdrawals and administrative expenses). Certain contracts contain early withdrawal penalties, except those that fulfill benefits elected by Participants in accordance with the terms of the contract. A fully benefit responsive guaranteed investment contract provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or hardship withdrawals initiated by the Plan Participants exercising their rights to withdraw, borrow, or transfer funds under the terms of the Plan.

The traditional guaranteed investment contracts held by the Plan at December 31, 2005 and 2004 had Standard and Poor’s ratings ranging from AA to AAA. The Plan holds fixed rate and variable rate guaranteed investment contracts. The variable rate guaranteed investment contracts reprice quarterly. The contract value of the Plan’s traditional guaranteed investment contracts at December 31, 2005 and 2004 approximated fair value.

A synthetic guaranteed investment contract is an investment contract in which the Plan owns the underlying assets. With synthetic guaranteed investment contracts, the Plan purchases a benefit responsive wrapper contract issued by an independent third party that provides market and cash flow risk protection to the Plan. Synthetic guaranteed investment contracts are valued at contract value because the Plan will receive such value and only such value if the contract is accessed to pay Participant benefits or transfers.

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

4.	Guaranteed Investment Contracts (Continued)

The contract value of the Plan’s synthetic guaranteed investment contracts at December 31, 2005 and 2004 approximated fair value.

The Plan’s investments in guaranteed investment contracts presented in the aggregate for the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Contract value	$118,475,124	$116,401,438
Fair value	118,475,124	116,401,438
Weighted average yield	4.49%	4.58%
Crediting interest rate ranging from	4.02% to 6.17%	3.91% to 7.43%
Maturity dates ranging from (a)	2006 to 2008	2005 to 2008

(a)	Synthetic guaranteed investment contracts, with a fair market value of $101,344,876 and $94,847,944, at December 31, 2005 and 2004, respectively, do not have a stated maturity and are periodically reviewed by Dwight Asset Management to ensure the contract terms remain reasonable in comparison to the market.

5.	Transactions with Parties In-Interest

For the year ended December 31, 2005, the Plan received dividend income of $4,436,190 on shares of MBNA Corporation Common Stock held by the Plan. At December 31, 2005 and 2004, the Plan also had a dividend receivable of $0 and $1,048,516, respectively, on shares of MBNA Corporation Common Stock held by the Plan. The dividend receivable is included in income receivable on the Statements of Net Assets Available for Benefits.

6.	Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$879,469,256	$925,315,434
Amounts allocated to withdrawing participants	(1,012,006)	(873,916)

Net assets available for benefits per Form 5500	$878,457,250	$924,441,518

The following is a reconciliation of benefits paid to participants or beneficiaries according to the financial statements to Form 5500:

Year Ended December 31, 2005
Benefits paid to participants or beneficiaries per the financial statements	$170,451,140
Add: amounts allocated to withdrawing participants at end of year	1,012,006
Less: amounts allocated to withdrawing participants at beginning of year	(873,916)

Benefits paid to participants or beneficiaries per Form 5500	$170,589,230

MBNA Corporation 401(k) Plus Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

8.	Reconciliation to Form 5500 (Continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

9.	Litigation

On June 24, 2005, a lawsuit was filed in the United States District Court for the District of Delaware against the Corporation, the Committee, and certain directors and officers of the Corporation, as defendants. The lawsuit is a purported class action and alleges that the defendants violated provisions of ERISA. On January 21, 2005, the Corporation disclosed its 2005 earnings objective. After the Corporation disclosed its objective, trends in the Corporation’s U.S. credit card business declined and, on April 21, 2005, the Corporation announced that management believed the Corporation’s 2005 earnings would be “significantly below” its objective. The Corporation’s stock price dropped following this announcement. In connection with the foregoing facts, the lawsuit alleges that the defendants breached provisions of ERISA because they breached their fiduciary duties to the Plan Participants and beneficiaries in offering MBNA Corporation Common Stock as an investment option, purchasing MBNA Corporation Common Stock for the Plan, holding MBNA Corporation Common Stock in the Plan, monitoring the Plan’s investment in MBNA Corporation Common Stock, and communicating information concerning the Corporation’s financial performance to Plan Participants and beneficiaries. The plaintiff seeks unspecified monetary and equitable relief, including reasonable attorneys’ fees. The Corporation denies all claims made in the lawsuit and intends to defend the matter vigorously.

10.	Subsequent Events

Effective January 1, 2006, Bank of America Corporation became the Plan Sponsor as a result of the merger with the Corporation. Each share of the MBNA Corporation Common Stock held in the MBNA Stock Fund was replaced by 0.5009 of a share of Bank of America Corporation Common Stock and $4.125 in cash. The cash portion of the proceeds was reinvested in Bank of America Common Stock. The fund name was changed to Bank of America Corporation Stock Fund.

Effective January 1, 2006, the 25% limit on contributions into the Company Stock Fund was eliminated.

Following the merger, Plan administration transferred from the Pension and 401(k) Committee to the Corporate Benefits Committee of Bank of America Corporation.

MBNA Corporation 401(k) Plus Savings Plan

EIN 52-1713008 Plan No. 001

Schedule H, Line 4i - Schedule of Assets

December 31, 2005

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	( d ) Cost	( e ) Current Value
	Investments at Fair Value
	Interest in registered investment companies:
	American Balanced Fund	2,213,781 units	(1)	$124,613,759
	MFS Research Fund	4,949,072 units	(1)	107,295,871
	Baron Asset Fund	5,765,574 units	(1)	102,742,534
	Bond Fund of America	2,542,359 units	(1)	33,609,991

	Total interest in registered investment companies			368,262,155

*	Common Stock of MBNA Corporation	7,215,555 shares	(1)	195,902,318

	Collective investment funds:
	Barclays Global Investors Equity Index Fund	3,210,678 units	(1)	121,941,556
	SEI Stable Asset Fund	32,224,295 units	(1)	32,332,453
	Short-term investment fund (2)		(1)	6,911,566

	Total collective investment funds			161,185,575

*	Participant loans (maturity dates through 2034)	5.00% and 10.50%		33,578,917

	Total investments at fair value			758,928,965

	Investments at Contract Value
	Traditional guaranteed investment contracts (“GIC”) (2):
	Allstate GIC (#6356)	4.02%	(1)	5,636,688
	Metropolitan Life GIC (#28718)	4.07%	(1)	5,671,524
	Principal Life (#46425)	6.17%	(1)	3,953,799
	Monumental GIC (#04179)	5.45%	(1)	1,868,237

	Total traditional guaranteed investment contracts			17,130,248

	Synthetic guaranteed investment contracts (2):
	State Street Bank & Trust synthetic GIC (#97056):
	Dwight Target 2 Fund		(1)	28,035,929
	Dwight Target 5 Fund		(1)	24,855,473
	State Street wrapper contract		(1)	(68,807)

	Total State Street Bank & Trust synthetic GIC (#97056) 5.07%			52,822,595

	IXIS Financial synthetic GIC (#1081):
	Dwight Target 2 Fund		(1)	32,472,775
	Dwight Target 5 Fund		(1)	15,369,996
	IXIS Financial (formerly CDC-FP) wrapper contract		(1)	679,510

	Total IXIS Financial synthetic GIC (#1081)	4.42%		48,522,281

	Total synthetic guaranteed investment contracts			101,344,876

	Total investments at contract value			118,475,124

	Total investments			$877,404,089

(1)	Historical cost omitted as all investments are Participant-directed.
(2)	A component of the Dwight Asset Management Fixed Income Fund.
*	Investments with parties-in-interest as defined under ERISA